Exhibit 99.1

PRESS RELEASE

Decarbonizing Heavy Industry: TotalEnergies and Holcim
Join Forces to Study Solutions for First Carbon-Free Cement
Plant in Belgium

Paris, October 4, 2022 – TotalEnergies and Holcim in Belgium have signed a Memorandum of Understanding (MoU) to work together on the full decarbonization of a cement production facility being upgraded by Holcim in Obourg, Belgium. Various energies and technologies will be assessed for the efficient capture, utilization, and sequestration (CCUS) of around 1.3 million metric tons of CO2 emitted by the facility every year.

Each partner will contribute its best-in-class technologies and its know-how to explore and develop the project, including:

•	an innovative new air-oxyfuel switchable kiln, to facilitate the capture and purification of CO2 in the flue gases, as part of Holcim’s upgrade of the current cement plant; and

•	the transportation and use of the captured CO2 by TotalEnergies for an innovative e-fuel producing scheme and/or deposit in geological storage in the North Sea.

TotalEnergies will assess the development of renewable projects to power a new electrolyzer, which would generate the green hydrogen needed to produce e-fuels. This new renewable energy production capacity would also power Holcim’s new oxyfuel kiln, thus contributing to the decarbonization of the cement plant. Finally, the oxygen emitted by the electrolyzer would be used to fuel the new kiln.

“The unique, integrated and sustainable solution that we are looking to provide to Holcim for the full decarbonization of its cement plant emissions – with its range of technologies and new decarbonized molecules – is a first, marking a milestone in the decarbonization of heavy industry and its hard-to-abate emissions. We are pleased to partner with Holcim to work on the development of sustainable and carbon neutral industries in Europe, in partnership with our clients and in line with their decarbonization strategy,” said Christophe Sassolas, Senior Vice President, OneB2B Solutions at TotalEnergies. “TotalEnergies is looking forward to deploying other integrated solutions like this one elsewhere, as we move toward reducing our scope 3 emissions, in line with our Climate Ambition to get to Net Zero emissions by 2050, together with society.”

“Cement industry decarbonization is extremely challenging because of the process's inevitable CO2 emissions, which put us firmly in the hard-to-abate sector. CCUS is vital for Obourg to become the first net carbon neutral clinker plant in northwest Europe. We are very happy to work with TotalEnergies to accelerate the development of these CCUS solutions for GO4ZERO. By joining the first movers, we want to set the standards for future clinker manufacturing plants,” said Bart Daneels, CEO, Holcim Belgium.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

About Holcim Belgium

Holcim Belgium is member of the Group Holcim, which builds progress for people and the planet. As a global leader in innovative and sustainable building solutions, Holcim is enabling greener cities, smarter infrastructure and improving living standards around the world. With sustainability at the core of its strategy Holcim is becoming a net zero company, with its people and communities at the heart of its success. The company is driving circular construction as a world leader in recycling to build more with less. Holcim is the company behind some of the world’s most trusted brands in the building sector including ACC, Aggregate Industries, Ambuja Cement, Disensa, Geocycle, Holcim, Lafarge and Malarkey Roofing Products. Holcim is 70,000 people around the world who are passionate about building progress for people and the planet through four business segments: Cement, Ready-Mix Concrete, Aggregates and Solutions & Products. Learn more about Holcim on www.holcim.com, and by following us on LinkedIn and Twitter

Holcim Belgium Contacts

You can reach Holcim Belgium via the contact questionnaire at https://www.holcim.be/fr/contact in French or https://www.holcim.be/nl/contact in Dutch. For specific questions related to GO4ZERO, you can get in touch with Vincent MICHEL Program Director GO4ZERO vincent.michel@Holcim.com + 32 478 300 430

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).